                                                                                       September 7, 2010

VIA EDGAR AND UNITED STATES MAIL

Mr. Kevin L. Vaughn Accounting Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

Re:       Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 3, 2010
Filed June 1, 2010
File No. 000-18548

Dear Mr. Vaughn:

In connection with our response dated August 17, 2010, to the Commission’s letter of July 29, 2010 regarding our Annual Report on Form 10-K for the fiscal year ended April 3, 2010, Xilinx, Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Kevin L. Vaughn
September 7, 2010

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (408) 879-4946 (telephone) or (408) 377-6137 (facsimile).

                                                                                         Sincerely,

                                                                                        /s/ Elizabeth O'Callahan

                                                                                        Elizabeth O'Callahan
                                                                                        Senior Director and Corporate Counsel
                                                                                        Xilinx, Inc.

cc:	Jon A. Olson, Xilinx, Inc.
Joseph M. Yaffe, Skadden, Arps, Slate, Meagher & Flom LLP